

November 18, 2013

Via Email
Ms. Catherine D'Amico
Chief Financial Officer
Monro Muffler Brake, Inc.
200 Holleder Parkway
Rochester, New York 14615

> **Re: Monro Muffler Brake, Inc.**
> **Form 10-K for the Year Ended March 30, 2013**
> **Filed May 29, 2013**
> **Form 10-Q for the Quarter Ended September 28, 2013**
> **Filed October 31, 2013**
> **File No. 000-19357**

Dear Ms. D'Amico:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Note 1 – Significant Accounting Policies, page 34
Leases, page 36

1. Reference is made to your disclosure regarding your review of your lease accounting practices as it relates to sale-leaseback transactions. Please explain to us in greater detail the facts and circumstances surrounding the out of period adjustments for failed sale-leaseback transactions which resulted in in the recognition of additional property of $.4 million and capital leases and financing obligations of $.7 million on your March 2013 Consolidated Balance Sheet. We note from your disclosure that some of the stores impacted relate to prior year acquisitions, which resulted in adjustments to goodwill of $1.9 million, deferred tax assets of $1.2 million and other long term liabilities of $2.3 million in your balance sheet as of March 30, 2013, and adjustments to your income statement to decrease occupancy costs by $1 million and increase interest expense by $.5

million in the fourth quarter fiscal 2013. As part of your response, please explain to us the following:
>   (1) how you determined or calculated each of the adjustments;
>   (2) why you believe it is appropriate to adjust goodwill;
>   (3) the period(s) to which the adjustments relate (i.e., when they should have been recognized in your financial statements); and
>   (4) why you believe it is appropriate to reflect the adjustments in fiscal 2013 rather than in the period(s) to which they relate.

We may have further comment upon receipt of your response.

Note 2 – Acquisitions, page 40

2. We note from your disclosure relating to the acquisitions for each of the periods presented that you include net sales information for certain of the individual businesses acquired for their previous 12-month period based upon the unaudited pre-acquisition historical information. Please note that we do not believe that such information is meaningful to investors or appropriate for disclosure in your financial statements as you have indicated in a previous letter to us dated January 30, 2013 that "the quality of financial information [you] receive from businesses [you] acquire is mediocre at best [and] is extremely rare that financial statements of an acquiree are prepared in accordance with GAAP, or reviewed or audited by external accountants." Furthermore, all information included in the audited financial statements is required to be subject to audit by the independent registered accountant. Accordingly, please revise to remove this unaudited financial information.

Other

3. Data about your company included in the SEC's EDGAR system includes the company's current fiscal year end. However, it appears that the fiscal year end listed for your company does not agree with the actual fiscal year end of your most recent annual periodic report. Please correct the fiscal year end listed in EDGAR as follows:

*   log onto your account at https://www.edgarfiling.sec.gov
*   select "retrieve/edit data" from the left-side menu
*   select "retrieve company information"
*   select "edit company information" at the bottom of the screen
*   enter the month and day of your fiscal year end (e.g., "1231" or "0630") in the "fiscal year end" field
*   and finally select "submit change" at the bottom of the screen.

If your fiscal year end is not a fixed date and instead varies by a few days each year pursuant to your articles of incorporation (e.g., the first Tuesday following May 31st), please list your fiscal year end for this purpose as the fixed date on which your fiscal year end is based (e.g., May 31st, or "0531").

Quarterly Report on Form 10-Q for the quarter ended September 28, 2013
Note 6 – Supplemental Disclosure of Cash Flow Information, page 11

4. We note from the disclosure in Note 6 that goodwill at September 28, 2013 increased
   $3.8 million as compared to March 30, 2013 due to purchase accounting adjustments
   related to all fiscal 2013 acquisitions. Please tell us the nature and amounts of the
   purchase accounting adjustments made during fiscal 2014 that resulted in the $3.8 million
   increase to goodwill during fiscal 2014. As part of your response and your revised
   disclosure, please also indicate the nature of the additional information obtained during
   2014 that resulted in the increase to goodwill.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3813 if you have
questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief